UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

August 6, 2010
(Date of report, date of earliest event reported)

Stage Stores, Inc.
(Exact Name of Registrant as Specified in Charter)

1-14035
(Commission File Number)

Nevada	**91-1826900**
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas	**77025**
(Address of Principal Executive Offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

(e)   Compensatory Arrangements of Certain Officers

On August 6, 2010, Stage Stores, Inc. (the "Company") entered into new Employment Agreements with the following named executive officers:

- Andrew Hall, President and Chief Executive Officer

- Richard Maloney, Chief Merchandising Officer

- Ronald Lucas, Executive Vice President, Human Resources

The new Employment Agreements replace existing Employment Agreements with those named executive officers. They are being implemented for the following primary reasons: (i) to reflect and reaffirm the Company's compliance with Section 409A of the Internal Revenue Code, including the replacement of the former Change in Control definition with the Section 409A Change in Control definition and defining disability as set forth in the statute, and (ii) for title, base salary and other updating as needed.

Brief descriptions of the terms and conditions of the new Employment Agreements are provided below. As used in the descriptions, "Agreement" means the named executive officer's Employment Agreement; "Board" means the Company's Board of Directors; and "Employment Period" means the time during which the individual is employed by the Company. Other capitalized terms not defined in the descriptions have the meanings given them in the Employment Agreements, which the Company expects to file as Exhibits to the Company's Form 10-Q for its fiscal quarter ending October 30, 2010.

<u>Andrew Hall</u>

Among others, Mr. Hall's Agreement contains the following terms and provisions:

1.   <u>Term</u>. Subject to earlier termination as set forth in the Agreement, the initial term of the Employment Agreement is thirty-six (36) months commencing on August 6, 2010 (the "Initial Term"). Upon the expiration of the Initial Term or any Renewal Period (as hereafter defined), the term of Mr. Hall's employment will automatically be extended for an additional thirty-six (36) month period (a "Renewal Period"), subject to earlier termination as set forth in the Agreement, unless either the Company or Mr. Hall notifies the other party in writing at least thirty (30) days prior to the expiration of the Initial Term or the then current Renewal Period that the Employment Period will not be extended upon its expiration.

2.   <u>Base Salary</u>. Mr. Hall will receive a base salary of $800,000 per year, or such other rate as the Board may designate from time to time (the "Base Salary"). Mr. Hall's performance will be evaluated annually in March of each year. Any future salary increases will be based on his individual performance and will be approved by the Board in its sole discretion.

3. <u>Incentive Compensation</u>. For any fiscal year ending during the Employment Period, the Board may, but is not obligated to, award incentive compensation to Mr. Hall based upon the Company's operating results for and Mr. Hall's performance during such fiscal year and such other performance objectives, targets and criteria for Mr. Hall that the Board may establish and adjust for that fiscal year (the "Incentive Compensation"). The amount of any Incentive Compensation shall be calculated as a percentage of the Base Salary (current Target Rate is 90% of Base Salary) in effect during that fiscal year, which percentage shall be determined and may be adjusted by the Board (the "Target Rate") based on such results, performance and objectives. In addition to such results, performance and objectives, the Board may take into account any extraordinary, unusual or non-recurring items realized or incurred by the Company during that fiscal year deemed appropriate by the Board in determining any Incentive Compensation.

4. <u>Medical, Dental and Other Benefits</u>. Mr. Hall will be eligible to enroll and participate in any and all benefit plans the Company provides to its senior level executives, as modified, amended or terminated from time to time in accordance with the applicable policies or plan documents and which may include, but not be limited to, medical and dental coverage, life and disability insurance, retirement plans and deferred compensation plans. The premiums, costs and expenses for any benefit plans under which Mr. Hall is participating will be borne by Mr. Hall and the Company in accordance with the Company's policies related to such plans.

5. <u>Automobile Allowance</u>. The Company will provide Mr. Hall with an automobile allowance in the amount of $1,000 per month to be allocated in his discretion, or such other amounts designated by the Board.

6. <u>Financial Planning Allowance</u>. The Company will reimburse Mr. Hall for any expense incurred by him in connection with the preparation of taxes, estate planning or financial counseling (not to include investment fees or related expenses) up to a maximum of $10,000.00 per calendar year, or such other annual amount designated by the Board, which amount may not be carried forward to any subsequent calendar year.

7. <u>Termination Benefits (For Good Reason and Without Good Cause)</u>. In the event Mr. Hall terminates the Agreement for Good Reason or the Company terminates the Agreement without Good Cause, Mr. Hall will be entitled to receive: (i) earned and unpaid Base Salary, unreimbursed business expenses due and any other benefits due through the date of such termination, and, subject to his execution of a release of claims as described in the Agreement, (ii) two (2) times the aggregate of (x) the Base Salary plus (y) the Incentive Compensation at the Target Rate in effect as of the date of such termination, and (iii) any Incentive Compensation for the fiscal year in which such termination occurs pro-rated through the date of such termination; provided, however, Mr. Hall will not receive any portion of the Incentive Compensation unless the Board determines in good faith that he would have been entitled to receive any Incentive Compensation for the fiscal year in which such termination occurred. These payments will be paid in a lump sum.

8. <u>Change in Control</u>. In the event a Change in Control occurs and during the period beginning six (6) months before the Change in Control and ending twenty-four (24) months after the Change in Control: (i) the Agreement is terminated by the Company or its successor without

Good Cause, or (ii) the Agreement is terminated by Mr. Hall with Good Reason, Mr. Hall will be entitled to receive, and Company or its successor will be obligated to pay: (i) earned and unpaid Base Salary, unreimbursed business expenses and any other benefits due or otherwise accrued and unpaid, through the date of such termination of employment, and, subject to execution of a release of claims as described in the Agreement, (ii) three (3) times the aggregate of (x) the Base Salary plus (y) the Incentive Compensation at the Target Rate in effect as of the date of such termination, and (iii) any Incentive Compensation for the fiscal year in which such termination occurs pro-rated through the date of termination at the Target Rate. These Change in Control payments will be paid in a lump sum.

9. <u>Gross-Up Payments</u>. As set forth in the Agreement, under certain circumstances the Company may be required to make a "gross-up" payment to Mr. Hall in the event that the amounts payable to Mr. Hall under the Agreement, including termination and Change in Control payments, are subject to certain taxes.

<u>Richard Maloney</u>

Among others, Mr. Maloney's Agreement contains the following terms and provisions:

1. <u>Term</u>. Subject to earlier termination as set forth in the Agreement, the initial term of the Employment Agreement is thirty-six (36) months commencing on August 6, 2010 (the "Initial Term"). Upon the expiration of the Initial Term or any Renewal Period (as hereafter defined), the term of Mr. Maloney's employment will automatically be extended for an additional thirty-six (36) month period (a "Renewal Period"), subject to earlier termination as set forth in the Agreement, unless either the Company or Mr. Maloney notifies the other party in writing at least thirty (30) days prior to the expiration of the Initial Term or the then current Renewal Period that the Employment Period will not be extended upon its expiration.

2. <u>Base Salary</u>. Mr. Maloney will receive a base salary of $550,000 per year, or such other rate as the Board may designate from time to time (the "Base Salary"). Mr. Maloney's performance will be evaluated annually in March of each year. Any future salary increases will be based on his individual performance and will be approved by the Board in its sole discretion.

3. <u>Incentive Compensation</u>. For any fiscal year ending during the Employment Period, the Board may, but is not obligated to, award incentive compensation to Mr. Maloney based upon the Company's operating results for and Mr. Maloney's performance during such fiscal year and such other performance objectives, targets and criteria for Mr. Maloney that the Board may establish and adjust for that fiscal year (the "Incentive Compensation"). The amount of any Incentive Compensation shall be calculated as a percentage of the Base Salary (current Target Rate is 70% of Base Salary) in effect during that fiscal year, which percentage shall be determined and may be adjusted by the Board (the "Target Rate") based on such results, performance and objectives. In addition to such results, performance and objectives, the Board may take into account any extraordinary, unusual or non-recurring items realized or incurred by the Company during that fiscal year deemed appropriate by the Board in determining any Incentive Compensation.

4. <u>Medical, Dental and Other Benefits</u>. Mr. Maloney will be eligible to enroll and participate in any and all benefit plans the Company provides to its senior level executives, as modified, amended or terminated from time to time in accordance with the applicable policies or plan documents and which may include, but not be limited to, medical and dental coverage, life and disability insurance, retirement plans and deferred compensation plans. The premiums, costs and expenses for any benefit plans under which Mr. Maloney is participating will be borne by Mr. Maloney and the Company in accordance with the Company's policies related to such plans.

5. <u>Automobile Allowance</u>. The Company will provide Mr. Maloney with an automobile allowance in the amount of $1,000 per month to be allocated in his discretion, or such other amounts designated by the Board.

6. <u>Financial Planning Allowance</u>. The Company will reimburse Mr. Maloney for any expense incurred by him in connection with the preparation of taxes, estate planning or financial counseling (not to include investment fees or related expenses) up to a maximum of $7,500.00 per calendar year, or such other annual amount designated by the Board, which amount may not be carried forward to any subsequent calendar year.

8. <u>Termination Benefits (For Good Reason and Without Good Cause)</u>. In the event Mr. Maloney terminates the Agreement for Good Reason or the Company terminates the Agreement without Good Cause, Mr. Maloney will be entitled to receive: (i) earned and unpaid Base Salary, unreimbursed business expenses due and any other benefits due through the date of such termination, and, subject to his execution of a release of claims as described in the Agreement, (ii) one and one-half (1½) times the aggregate of (x) the Base Salary plus (y) the Incentive Compensation at the Target Rate in effect as of the date of such termination, and (iii) any Incentive Compensation for the fiscal year in which such termination occurs pro-rated through the date of such termination; provided, however, Mr. Maloney will not receive any portion of the Incentive Compensation unless the Board determines in good faith that he would have been entitled to receive any Incentive Compensation for the fiscal year in which such termination occurred. These payments will be paid in a lump sum.

8. <u>Change in Control</u>. In the event a Change in Control occurs and during the period beginning six (6) months before the Change in Control and ending twenty-four (24) months after the Change in Control: (i) the Agreement is terminated by the Company or its successor without Good Cause, or (ii) the Agreement is terminated by Mr. Maloney with Good Reason, Mr. Maloney will be entitled to receive, and Company or its successor will be obligated to pay: (i) earned and unpaid Base Salary, unreimbursed business expenses and any other benefits due or otherwise accrued and unpaid, through the date of such termination of employment, and, subject to execution of a release of claims as described in the Agreement, (ii) three (3) times the aggregate of (x) the Base Salary plus (y) the Incentive Compensation at the Target Rate in effect as of the date of such termination, and (iii) any Incentive Compensation for the fiscal year in which such termination occurs pro-rated through the date of termination at the Target Rate. These Change in Control payments will be paid in a lump sum.

9. <u>Gross-Up Payments</u>. As set forth in the Agreement, under certain circumstances the Company may be required to make a "gross-up" payment to Mr. Maloney in the event that the

amounts payable to Mr. Maloney under the Agreement, including termination and Change in Control payments, are subject to certain taxes.

Ronald Lucas

Among others, Mr. Lucas' Agreement contains the following terms and provisions:

1.   Term. Subject to earlier termination as set forth in the Agreement, the initial term of the Employment Agreement is thirty-six (36) months commencing on August 6, 2010 (the "Initial Term"). Upon the expiration of the Initial Term or any Renewal Period (as hereafter defined), the term of Mr. Lucas' employment will automatically be extended for an additional thirty-six (36) month period (a "Renewal Period"), subject to earlier termination as set forth in the Agreement, unless either the Company or Mr. Lucas notifies the other party in writing at least thirty (30) days prior to the expiration of the Initial Term or the then current Renewal Period that the Employment Period will not be extended upon its expiration.

2.   Base Salary. Mr. Lucas will receive a base salary of $357,100 per year, or such other rate as the Board may designate from time to time (the "Base Salary"). Mr. Lucas' performance will be evaluated annually in March of each year. Any future salary increases will be based on his individual performance and will be approved by the Board in its sole discretion.

3.   Incentive Compensation. For any fiscal year ending during the Employment Period, the Board may, but is not obligated to, award incentive compensation to Mr. Lucas based upon the Company's operating results for and Mr. Lucas' performance during such fiscal year and such other performance objectives, targets and criteria for Mr. Lucas that the Board may establish and adjust for that fiscal year (the "Incentive Compensation"). The amount of any Incentive Compensation shall be calculated as a percentage of the Base Salary (current Target Rate is 50% of Base Salary) in effect during that fiscal year, which percentage shall be determined and may be adjusted by the Board (the "Target Rate") based on such results, performance and objectives. In addition to such results, performance and objectives, the Board may take into account any extraordinary, unusual or non-recurring items realized or incurred by the Company during that fiscal year deemed appropriate by the Board in determining any Incentive Compensation.

4.   Medical, Dental and Other Benefits. Mr. Lucas will be eligible to enroll and participate in any and all benefit plans the Company provides to its senior level executives, as modified, amended or terminated from time to time in accordance with the applicable policies or plan documents and which may include, but not be limited to, medical and dental coverage, life and disability insurance, retirement plans and deferred compensation plans. The premiums, costs and expenses for any benefit plans under which Mr. Lucas is participating will be borne by Mr. Lucas and the Company in accordance with the Company's policies related to such plans.

5.   Automobile Allowance. The Company will provide Mr. Lucas with an automobile allowance in the amount of $1,000 per month to be allocated in his discretion, or such other amounts designated by the Board.

6.   Financial Planning Allowance. The Company will reimburse Mr. Lucas for any expense incurred by him in connection with the preparation of taxes, estate planning or financial counseling (not to include investment fees or related expenses) up to a maximum of $5,000.00 per calendar year, or such other annual amount designated by the Board, which amount may not be carried forward to any subsequent calendar year.

7.   Termination Benefits (For Good Reason and Without Good Cause). In the event Mr. Lucas terminates the Agreement for Good Reason or the Company terminates the Agreement without Good Cause, Mr. Lucas will be entitled to receive: (i) earned and unpaid Base Salary, unreimbursed business expenses due and any other benefits due through the date of such termination, and, subject to his execution of a release of claims as described in the Agreement, (ii) one (1) times the aggregate of (x) the Base Salary plus (y) the Incentive Compensation at the Target Rate in effect as of the date of such termination, and (iii) any Incentive Compensation for the fiscal year in which such termination occurs pro-rated through the date of such termination; provided, however, Mr. Lucas will not receive any portion of the Incentive Compensation unless the Board determines in good faith that he would have been entitled to receive any Incentive Compensation for the fiscal year in which such termination occurred. These payments will be paid in a lump sum.

8.   Change in Control. In the event a Change in Control occurs and during the period beginning six (6) months before the Change in Control and ending twenty-four (24) months after the Change in Control: (i) the Agreement is terminated by the Company or its successor without Good Cause, or (ii) the Agreement is terminated by Mr. Lucas with Good Reason, Mr. Lucas will be entitled to receive, and Company or its successor will be obligated to pay: (i) earned and unpaid Base Salary, unreimbursed business expenses and any other benefits due or otherwise accrued and unpaid, through the date of such termination of employment, and, subject to execution of a release of claims as described in the Agreement, (ii) two (2) times the aggregate of (x) the Base Salary plus (y) the Incentive Compensation at the Target Rate in effect as of the date of such termination, and (iii) any Incentive Compensation for the fiscal year in which such termination occurs pro-rated through the date of termination at the Target Rate. These Change in Control payments will be paid in a lump sum.

9.   Gross-Up Payments. As set forth in the Agreement, under certain circumstances the Company may be required to make a "gross-up" payment to Mr. Lucas in the event that the amounts payable to Mr. Lucas under the Agreement, including termination and Change in Control payments, are subject to certain taxes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

August 12, 2010   /s/ Edward J. Record
        (Date)   Edward J. Record
                                                              Chief Financial Officer and
                                                              Chief Operating Officer